Mail Stop 3561

June 5, 2009

Defu Dong, Chief Executive Officer
China Techfaith Wireless Communication
   Technology Limited
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development
   Area (Yi Zhuang)
Beijing 100176, People's Republic of China

> **Re:**   **China Techfaith Wireless Communication Technology Limited**
> **Annual Report on Form 20-F for the Year Ended December 31, 2007**
> **Filed June 12, 2008**
> **File No. 0-51242**

Dear Mr. Dong:

    We have completed our review of your annual report on Form 20-F and related filings, and we have no further comments at this time.

                                        Sincerely,


                                        H. Christopher Owings
                                        Assistant Director